Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No.1 to the Registration Statement on Form F-1 of Puhui Wealth Investment Management Co., Ltd. and its subsidiaries of our report dated October 29, 2018 with respect to the consolidated balance sheets of Puhui Wealth Investment Co., Ltd. and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2018, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

October 29, 2018